Pursuant to Rule 433

Registration No. 333-284911-01

May 12, 2025

Commonwealth Edison Company

First Mortgage 5.950% Bonds, Series 138, due 2055

May 12, 2025

Pricing Term Sheet

Issuer:	Commonwealth Edison Company
Ratings*:	A1 (Moody’s); A (S&P)
Trade Date:	May 12, 2025
Settlement Date**:	May 19, 2025 (T+5)
Securities:	First Mortgage 5.950% Bonds, Series 138, due 2055
Principal Amount:	$725,000,000
Maturity Date:	June 1, 2055
Coupon:	5.950%
Benchmark Treasury:	4.625% due February 15, 2055
Benchmark Treasury Price / Yield:	95-22+ / 4.900%
Spread to Benchmark Treasury:	+105 basis points
Yield to Maturity:	5.950%
Public Offering Price:	100.000% of the principal amount
Interest Payment Dates:	June 1 and December 1 of each year, commencing December 1, 2025
Optional Redemption Provisions:

At any time prior to December 1, 2054 (six months prior to the maturity date) (the “Par Call Date”), the Company may, at its option, redeem the bonds in whole or in part at a redemption price equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after the Par Call Date, the Company may, at its option, redeem the bonds in whole or in part at a redemption price equal to 100% of the principal amount of the bonds to be redeemed, plus accrued and unpaid interest to the redemption date.

CUSIP / ISIN:	202795KB5 / US202795KB55
Joint Book-Running Managers:	BofA Securities, Inc. BNP Paribas Securities Corp. MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. PNC Capital Markets LLC
Co-Managers:	Bancroft Capital LLC C.L. King & Associates, Inc. Loop Capital Markets LLC Penserra Securities LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about May 19, 2025, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on any day other than the business day preceding the settlement date will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, BNP Paribas Securities Corp. at 1-800-854-5674, MUFG Securities Americas Inc. at 1-877-649-6848, and SMBC Nikko Securities America, Inc. at 1-212-224-5135.